Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SYNAPTOGENIX, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Synaptogenix, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: That the name of the corporation is Synaptogenix, Inc.

SECOND: That the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Part A, Article 4 thereof and substituting the following in its place:

Designation and Number of Shares.

“The total number of shares which the Corporation shall have authority to issue is 151,000,000, consisting of 150,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) and 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), the shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified as and converted into a different number of shares of Common Stock (the “New Common Stock”) such that each four (4) shares of Old Common Stock shall, at the Effective Time, be automatically reclassified as and converted into one share of New Common Stock. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of whole shares of New Common Stock into which such Old Common Stock shall have been reclassified pursuant to this Certificate of Amendment. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which the stockholder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair value of the Common Stock as determined in good faith by the Board of Directors of the Corporation.

The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock designation.”

THIRD: That the foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 17th day of May, 2021.

SYNAPTOGENIX, INC.

By:	/s/ Robert Weinstein
Robert Weinstein
Title: Chief Financial Officer, Secretary and Executive Vice President

[Signature Page to Synaptogenix, Inc. Charter Amendment]